Exhibit 99.1

Hepsiburada Announces First Quarter 2024 Financial Results

ISTANBUL, June 13, 2024 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the first quarter ended March 31, 2024.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three months ended March 31, 2024, including figures corresponding to the same period of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of March 31, 2024. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at March 31, 2024 are as follows:

Date	Index	Conversion Factor
31 March 2024	2,139.5	1.00
31 December 2023	1,859.4	1.15
31 March 2023	1,269.8	1.68

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant. The press release also includes tables that show the IAS 29 adjustment impact on the consolidated financial statements for the periods under discussion. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29 and our year-on-year growth and profitability guidance. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

First Quarter 2024 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) increased by 42.5% to TRY 36.3 billion compared to TRY 25.5 billion in Q1 2023.

o	IAS 29-Unadjusted GMV increased by 137.8% to TRY 35.2 billion compared to Q1 2023.

•	Revenue increased by 45.0% to TRY 11,309.6 million compared to TRY 7,800.5 million in Q1 2023.

•	Number of orders increased by 21.7% to 29.3 million compared to 24.1 million orders in Q1 2023.

•	Active Customers increased by 1.4% to 12.1 million compared to 11.9 million as of March 31, 2023.

•	(Order) Frequency increased by 30.3% to 9.8 compared to 7.5 as of March 31, 2023.

•	Active Merchant base increased by 1.2% to 101.9 thousand compared to 100.7 thousand as of March 31, 2023.

•	Number of SKUs increased by 37.9% to 248.2 million compared to 180.0 million as of March 31, 2023.

•	Share of Marketplace GMV was 68.4% compared to 68.2% in Q1 2023.

•	EBITDA improved to TRY 289.4 million compared to TRY 12.2 million in Q1 2023. Accordingly, EBITDA as a percentage of GMV was at 0.8%, a 0.7 percentage point improvement compared to 0.05% in Q1 2023.

o	IAS 29-Unadjusted EBITDA improved to TRY 835.3 million compared to TRY 175.9 million in Q1 2023. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q1 2024 improved by 1.2 percentage points to 2.4% compared to 1.2% in Q1 2023.

•	Net loss for the period was TRY 130.7 million compared to a net loss of TRY 324.9 million for Q1 2023.

•	Free cash flow was positive TRY 1,029.6 million compared to negative TRY 259.3 million in Q1 2023.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

“We are glad to have had a robust start to the year across the business, following a year of turnaround in profitability in 2023. In the first quarter, we continued to execute on our strategic priorities with a focus on strengthening our core operations, leveraging our key strengths for on-platform and off-platform operations and prudent cost management. Our efforts, accelerated by the base effect of last year due to the tragic earthquake, drove a 137.8% year-on-year GMV growth on an unadjusted basis. Meanwhile, we recorded 2.4% EBITDA as a percentage of GMV representing a 1.2 percentage point yearly rise on an unadjusted basis, a clear sign that our strategy is working.

During the quarter, we continued our initiatives to improve user experience by leveraging advancing technology and strengthening our appealing value proposition through diverse affordability and lending solutions. These have resulted in competitive NPS metrics, marking Hepsiburada as the most recommended e-commerce brand in Türkiye once again. Our appeal is also evidenced by a 30% year-on-year rise in order frequency and firm traction with Hepsiburada Premium program enrollment, exceeding 2.6 million members by the end of May 2024.

Merchants’ preference for our last-mile delivery services has sustained its uptrend, whereby HepsiJet delivered 68% of total parcels on our platform, up by 5.1 percentage points year-on-year. With its fast and reliable service quality, HepsiJet also more than doubled its external delivery volume year-on-year, corresponding to a third of its total volume.

On the fintech front, we cemented our pioneering credentials in the market by expanding the suite of affordability and lending solutions that our customers have come to rely on in today’s economic landscape. January marked a milestone for our Company as we launched our in-house consumer finance loan facility. Including financing from partner banks, the total financed transaction volume through our platform reached TRY 8.1 billion by the end of the first quarter. On the payments front, with Hepsipay, online shopping becomes a seamless one-click process. We believe Hepsipay is on the right path to becoming Türkiye’s leading digital wallet with its 15.7 million Hepsipay wallet customers and 18.3 million stored cards, already integrated into the check-out of 28 retailers.

It is important to note that we are in a challenging macroeconomic conjuncture with certain repercussions for consumers. And yet, our platform preserves our relevance for consumers’ purchases as their trusted household brand. Our well-defined strategic priorities built on solid fundamentals allow us to pursue sustainable and profitable growth. As we continue to execute along these lines, we anticipate delivering GMV growth of around 75% in Q2 2024 compared to the same quarter of last year, on an unadjusted basis. With continued strict cost management in place, we expect an EBITDA within the range of 1.8% to 2.0% of GMV on an unadjusted basis in Q2 2024.

I thank our formidable team for their dedication, our loyal customers for their trust in our brand, our partners for their collaboration and support, and our shareholders for their belief in our vision.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data as of and for the three months ended March 31, 2024 and March 31, 2023 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

	Three months ended March 31,
(in TRY million	unaudited
unless otherwise indicated)	2024	2023	y/y %
GMV (TRY in billion)	36.3	25.5	42.5%
Marketplace GMV (TRY in billion)	24.8	17.4	42.8%
Share of Marketplace GMV (%)	68.4%	68.2%	0.2	pp
Number of orders (million)	29.3	24.1	21.7%
Active Customers (million)	12.1	11.9	1.4%
Revenue	11,309.6	7,800.5	45.0%
Gross Contribution	3,804.0	2,374.3	60.2%
Gross Contribution margin (%)	10.5%	9.3%	1.2	pp
Net loss for the period	(130.7)	(324.9)	(59.8)%
EBITDA	289.4	12.2	2,272.1%
EBITDA as a percentage of GMV (%)	0.8%	0.0%	0.7	pp
Net cash provided by operating activities	1,455.7	101.5	1,334.2%
Free Cash Flow	1,029.6	(259.3)	n.m.

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, Gross Contribution margin, EBITDA as a percentage of GMV, number of orders and Active Customer in the “Certain Definitions” section of this press release.

Q2 2024 Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of June 13, 2024, considering year-to-date trends that could be subject to change, and involve inherent risks which we are unable to control or foresee. The financial outlook is based on management’s current views and estimates with respect to existing market conditions. However, there are several factors which may impact the current outlook, including the inflationary environment both in Türkiye and globally, local currency volatility, further tightening in monetary policy, low consumer confidence, pressure on purchasing power, regional geopolitical headwinds, the regulatory environment for our activities in Türkiye and the evolving competitive landscape. Management’s views and estimates are subject to change without notice. See also the “Forward Looking Statements” section at the end of this press release.

For the second quarter of 2024, we expect to deliver IAS 29-Unadjusted GMV growth of around 75% compared to the second quarter of 2023 and IAS 29-Unadjusted EBITDA as a percentage of GMV within the range of 1.8% to 2.0%.

In 2024, we intend to remain focused on sustainable and profitable growth with a prudent approach to capital allocation.

Business and Strategy Highlights

As of March 31, 2024, the annual inflation rate published by TurkStat was 68.5%, up from 50.5% as of March 31, 2023, and 64.8% as of the end of 2023. The monthly inflation rates during the first quarter of 2024 were 6.7%, 4.5% and 3.2% in January, February and March, respectively. The Consumer Confidence Index fell by nearly 0.7 points on a yearly basis to 79.4 as of March 31, 2024.

In Q1 2024, IAS 29-Unadjusted GMV increased by 137.8% to TRY 35.2 billion compared to TRY 14.8 billion in Q1 2023, exceeding our guidance of approximately 120% by nearly 18 percentage points. Adjusted for inflation, GMV increased by 42.5% to TRY 36.3 billion in Q1 2024 compared to TRY 25.5 billion in Q1 2023. The earthquake in Q1 2023 acted as a favorable comparable base for Q1 2024.

For Hepsiburada, GMV growth is a function of the growth in the number of orders and average order value. In Q1 2024, we experienced order growth of 21.7% compared to Q1 2023, resulting from the continued rise in order frequency and number of Active Customers. Meanwhile, average order value grew by 95.4% in Q1 2024 compared to Q1 2023, outpacing average inflation of 68.5% as of March 31, 2024. The faster average order value growth is attributable mainly to the faster-than-inflation rise in average selling prices in Q1 2024, partially boosted by the VAT increase in 2023.

Overall, our performance was also supported by the appeal of our Hepsiburada Premium loyalty program, attractive affordability solutions and data-driven marketing campaigns. Our Net Promoter Score (“NPS”) of 73 in Q1 2024 compared to 70 in Q4 2023 (according to the results of market research conducted by FutureBright on behalf of Hepsiburada) positioned us, once again, as the number one most recommended e-commerce platform in Türkiye.

In 2024, we remain committed to executing our strategic priorities set in 2023 with minor adjustments to enhance our approach. Currently, our strategic priorities include: a) nurturing loyalty, b) capitalizing on our clear differentiation of superior delivery services, c) capitalizing on our clear differentiation with affordability and lending solutions and d) offering our payment, lending and last-mile services to third parties.

The discussion below elaborates on our progress in Q1 2024 within each of our strategic priorities:

a) Nurturing loyalty

•	Central to our strategy is prioritizing customer loyalty and retention. Our loyalty program, Hepsiburada Premium, has played a key role in achieving this. Meanwhile, focusing on retention has helped us to reduce and optimize our marketing and advertising spend.

•	Hepsiburada Premium members almost tripled, reaching 2.5 million by the end of Q1 2024 compared to 915 thousand by the end of Q1 2023. By the end of May 2024, the total number of members had reached 2.6 million.

•	Hepsiburada Premium members continue to generate higher order frequency than non-members. In Q1 2024, the monthly order frequency for members was 36% higher than the order frequency generated before joining the program.

•	Hepsiburada Premium members’ NPS was 81 in Q1 2024, according to the results of market research conducted by the research company FutureBright on behalf of Hepsiburada. This score remains higher than the Company’s overall NPS, which we believe signifies a strong satisfaction level among members.

b) Capitalizing on our clear differentiation with superior delivery services

•	In Q1 2024, HepsiJet continued offering competitive services, including our oversized delivery services that differentiate us in the market. We believe that swift delivery is a core customer expectation and, in Q1 2024, HepsiJet delivered 82% of the orders placed through our retail arm (1P) within the next day (compared to 84% in Q1 2023).

•	HepsiJet is also a key component of our value proposition for our merchants. In Q1 2024, HepsiJet delivered approximately 68% of our total parcels (compared to 63% in Q1 2023).

•	In Q1 2024, HepsiJet had a customer satisfaction score of 87 according to our internal survey results, underscoring its service excellence. Through HepsiJet, our customers enjoy flexible delivery options and value added services including return from doorstep for all purchases on our platform.

•	Our oversized package delivery service (HepsiJet XL) delivered 63% of oversized parcels ordered through our platform in Q1 2024, up from 60% in Q1 2023.

c) Capitalizing on our clear differentiation with affordability and lending solutions

•	Leveraging our e-money and payment services licenses, we offer a comprehensive suite of payment and affordability solutions on the Hepsiburada platform as well as externally to other partner retailers.

•	In January 2024, we took a further step to include our in-house consumer finance loans in our affordability solutions offering. By May 31, 2024, our wholly-owned subsidiary, Hepsifinans, had provided over TRY 280 million in loans since its launch.

•	As of March 31, 2024, our BNPL solution had been used by over 365 thousand customers. Approximately 1.1 million orders have been processed through our non-card affordability solutions (including BNPL and shopping loans) over the past 12 months. Meanwhile, our total financed transaction volume (including general purpose loans and consumer finance loans) reached TRY 8.1 billion, with 55% of this volume generated through our BNPL solution in Q1 2024 compared to 30% in Q1 2023. In Q1 2024, orders made through our BNPL solution and shopping loans accounted for 4.9% of total GMV in the period, down from 5.6% in Q4 2023. This was mainly due to lower lending willingness among banks combined with higher card-based campaigns in number throughout February and March with the expectation of a potential tightening of credit card solutions following the Turkish elections in March 2024. We diligently manage credit risk in our BNPL solution, while maintaining our focus on growth optimization.

•	As of March 31, 2024, our wallet and payment gateway solution, Hepsipay, registered approximately 15.3 million Hepsipay wallet customers (representing users who have opened their wallet account by giving the required consent to Hepsipay), up from 14.3 million as of March 31, 2023. As of May 31, 2024, the number of Hepsipay wallet customers had reached 15.7 million. Additionally, 18.3 million cards are stored in the wallets of Hepsipay customers.

•	As of March 31, 2024, 1.3 million Hepsipay prepaid cards had been issued through the Hepsiburada mobile app. The Hepsipay prepaid card is linked to the QR payment feature which allows customers to use it at any off-line retailer that accepts QR payments. As of May 31, 2024, the number of Hepsipay cards issued exceeded 1.4 million. The option for Hepsipay prepaid card holders to top up their e-wallets by way of general purpose loans is available from six leading banks in Türkiye. In April 2024, the automatic top-up feature went live in the digital wallet.

d) Offering payment, lending and last-mile delivery services to third parties

•	We believe that our strategy to extend our services and solutions beyond our platform by offering them to other retailers benefits both retail partners and customers. We see great potential for both Hepsipay and HepsiJet to leverage their own assets and increase their revenue contribution to our company.

•	HepsiJet today serves over two thousand external customers, including household-name retailers. We believe HepsiJet is best positioned to build on this momentum and grow its share in the logistics market.

•	The share of external customer volume in HepsiJet’s operations increased to 32.6% in Q1 2024, up from 22.1% in Q1 2023. The total parcel volume of third parties delivered in Q1 2024 is 2.3 times the volume in Q1 2023.

•	As of March 31, 2024, following the product launch in July 2023, Hepsipay’s one-click check-out (“Pay with Hepsipay”) offering was successfully integrated into the online checkout of 28 retailers. By enabling payment with cards stored on the Hepsipay wallet, Hepsipay has gained a share of these retailers’ online sales. We believe that the envisaged growth in one-click checkout integrations will become instrumental in Hepsipay’s off-platform expansion.

ESG Actions

•	In Q1 2024, Hepsiburada continued to provide support in social, commercial and economic areas.

•	Our “Trade and Technology Empowerment for the Earthquake Region” program, launched in March 2023 following the earthquake, reached approximately 17,340 merchants, with over 3,775 new businesses now selling their products online through Hepsiburada. Active sellers generated a trade volume exceeding TRY 5.2 billion. Our E-Commerce Specialization Centers in Adana and Hatay support existing merchants and organize training courses and programs for those new to the e-commerce market, benefiting over a thousand merchants from the region.

•	In February 2024, to commemorate the first anniversary of the earthquake, Hepsiburada launched a campaign as part of our “A Smile is Enough” project pledging to donate toys and books to children for every order placed by customers on its platform regardless of the order value. Through our “A Smile is Enough” project, Hepsiburada has reached 235,500 children living in the affected region. Further, Hepsiburada celebrated February 11, the International Day of Women and Girls in Science, with high school students at Ahbap Association’s science trucks in the earthquake region, organizing various trainings.

•	The “Technology Empowerment for Women Entrepreneurs” (“TEWE”) program reached an additional 2,506 women. To date, the TEWE program has supported approximately 53 thousand women entrepreneurs. Furthermore, as of March 31, 2024, the number of women’s cooperatives on our platform has reached 267.

•	As part of the TEWE program, various NGO collaborations have been established to provide sustainable support to the earthquake zone. As of March 31, 2024, the number of women entrepreneurs and women’s cooperatives in the impacted region had reached 3,419 and 40, respectively.

•	As part of our ongoing social responsibility projects, Hepsiburada has continued to provide food, medical supplies, and logistics support to animal welfare associations.

Subsequent Events

Hepsiburada issued asset-backed securities amounting to TRY 150 million

The first issuance of asset-backed securities amounting to TRY 150 million, within the scope of the TRY 2 billion limit given by the Capital Markets Board to Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu, settled on June 5, 2024. In this structure, Hepsiburada participated as the originating entity with respect to its BNPL receivables. The issue consists of four tranches with a maximum maturity of 147 days and at an annual interest rate varying between 54% to 57% depending on the maturity. Hepsiburada intends to use the funds raised through this issue to sustainably grow its BNPL business and reduce its impact on working capital.

Hepsiburada and Jumia join forces to unlock broader product selection for African and Turkish consumers

In June 2024, Hepsiburada entered into a commercial partnership with Jumia Technologies AG (NYSE: JMIA) (“Jumia”) pursuant to which Hepsiburada will facilitate access to the Turkish market for merchants based in Africa by giving such merchants the opportunity to sell their products via Hepsiburada’s e-commerce platform to customers in Türkiye. Further, the partnership allows Hepsiburada to sell its private label products together with a selection of other Turkish brands on Jumia’s platform in certain countries in the African region in which Jumia operates.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy are reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive income/(loss) are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on March 31, 2024 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended March 31,
(in TRY million	unaudited
unless otherwise indicated)	2024	2023	y/y %
GMV (TRY in billion)	36.3	25.5	42.5%
Marketplace GMV (TRY in billion)	24.8	17.4	42.8%
Share of Marketplace GMV (%)	68.4%	68.2%	0.2	pp
Revenue	11,309.6	7,800.5	45.0%
Gross Contribution	3,804.0	2,374.3	60.2%
Gross Contribution margin (%)	10.5%	9.3%	1.2	pp
Net loss for the period	(130.7)	(324.9)	(59.8)%
EBITDA	289.4	12.2	2,272.1%
EBITDA as a percentage of GMV (%)	0.8%	0.0%	0.7	pp
Net cash provided by operating activities	1,455.7	101.5	1,334.2%
Free Cash Flow	1,029.6	(259.3)	n.m.

Note: Unless otherwise indicated, all discussions and analysis provided in this section are based on inflation-adjusted IFRS figures and non-IFRS measures.

Revenue

	Three months ended March 31,
(in TRY million, unaudited)	2024	2023	y/y %
Sale of goods[1] (1P)	7,815.6	5,676.4	37.7%
Marketplace revenue[2] (3P)	1,470.5	1,117.2	31.6%
Delivery service revenue	1,602.3	821.9	95.0%
Other	421.3	185.0	127.7%
Revenue	11,309.6	7,800.5	45.0%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Our revenue increased by 45.0% to TRY 11,309.6 million in Q1 2024 compared to TRY 7,800.5 million in Q1 2023. This was mainly due to a 37.7% increase in our (1P) revenue (comprising 69.1% of total revenue) and a 31.6% increase in Marketplace revenue (3P) (comprising 13.0% of total revenue), compared to Q1 2023. Our delivery service revenue, comprising 14.2% of total revenue, rose by 95.0% compared to Q1 2023. Meanwhile, other revenue increased by 127.7% compared to Q1 2023 primarily as a result of a 102.3% growth in our advertising services (HepsiAd) and a 4.1x growth in our Hepsiburada Premium subscription revenues in addition to the rise in our fulfillment service revenues.

While GMV increased by 42.5% in Q1 2024 compared to Q1 2023, the 1P and 3P revenue growth during this period was 36.7%. Faster GMV growth compared to revenue growth was due mainly to the increase in VAT across all goods and services in early July 2023, resulting in an increase in average selling prices throughout the platform.

The 95.0% increase in delivery service revenue compared to Q1 2023 was mainly due to i) a significant increase in delivery service revenue from the off-platform customers of Hepsijet, ii) annual rises in unit delivery service charges to our merchants (surpassing inflation), and iii) an increase in the number of parcels delivered.

Gross Contribution

	Three months ended March 31,
(in TRY million unless indicated otherwise, unaudited)	2024	2023	y/y %
Revenue	11,309.6	7,800.5	45.0%
Cost of inventory sold	(7,505.6)	(5,426.2)	38.3%
Gross Contribution	3,804.0	2,374.3	60.2%
Gross Contribution margin (% of GMV)	10.5%	9.3%	1.2	pp

The Gross Contribution margin improved by 1.2pp to 10.5% in Q1 2024 compared to 9.3% in Q1 2023. This margin improvement was mainly attributable to a 1.2pp increase in delivery service revenue from off-platform customers and a 0.4pp improvement derived from higher other revenue, partially offset by a 0.3pp decline in the 3P margin (due to lower promotional activity in Q1 2023 after the earthquake in February) and a 0.1pp decline in the 1P margin mainly due to the impact of higher inflation on inventories.

The table below shows the monthly inflation rates in 2024 and 2023.

Consumer inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2024	7%	5%	3%	-	-	-	-	-	-	-	-	-
2023	7%	3%	2%	2%	0%	4%	9%	9%	5%	3%	3%	3%

Source: Data as announced by TurkStat

Operating Expenses

The table below shows our operating expenses for the three months ended March 31, 2024 and 2023 in absolute terms and as a percentage of GMV:

	Three months ended March 31,
(in TRY million unless indicated otherwise, unaudited)	2024	2023	y/y%
Cost of inventory sold	(7,505.6)	(5,426.2)	38.3%
% of GMV	(20.7)%	(21.3)%	0.6	pp
Shipping and packaging expenses	(1,227.0)	(743.3)	65.1%
% of GMV	(3.4)%	(2.9)%	(0.5	)pp
Payroll and outsource staff expenses	(1,197.2)	(824.0)	45.3%
% of GMV	(3.3)%	(3.2)%	(0.1	)pp
Advertising expenses	(714.8)	(476.8)	49.9%
% of GMV	(2.0)%	(1.9)%	(0.1	)pp
Technology expenses	(130.5)	(101.0)	29.2%
% of GMV	(0.4)%	(0.4)%	0.0	pp
Depreciation and amortization	(387.2)	(299.7)	29.2%
% of GMV	(1.1)%	(1.2)%	0.1	pp
Other operating expenses, net	(245.2)	(216.9)	13.0%
% of GMV	(0.7)%	(0.9)%	0.2	pp
Net operating expenses	(11,407.5)	(8,087.9)	41.0%
Net operating expenses as a % of GMV	(31.4)%	(31.8)%	0.3	pp

Net operating expenses increased by 41.0% to TRY 11,407.5 million in Q1 2024 compared to TRY 8,087.9 million in Q1 2023. As a percentage of GMV, our net operating expenses declined 0.3pp mainly due to a 0.6pp decrease in cost of inventory sold, a 0.2pp decrease in other operating expenses, net, and a 0.1pp decrease in depreciation and amortization, in each case as a percentage of GMV. This was partially offset by a 0.5pp rise in shipping and packaging expenses, a 0.1pp rise in advertising expenses and a 0.1pp rise in payroll and outsource staff expenses, in each case as a percentage of GMV.

The 0.6pp decrease in cost of inventory sold as a percentage of GMV was mainly due to i) a 0.2pp shift in GMV mix towards Marketplace, and ii) the increase in VAT across all goods and services in early July 2023.

The 0.5pp increase in shipping and packaging expenses as a percentage of GMV was mainly driven by the increase in the number of parcels delivered (including those of HepsiJet’s off-platform customers) and a rise in delivery fees per unit, outpacing the average inflation in Q1 2024 compared to Q1 2023.

Financial Income

	Three months ended March 31,
(in TRY million, unaudited)	2024	2023	y/y %
Foreign currency exchange gains	342.0	109.0	213.8%
Interest income on credit sales	284.2	63.6	346.9%
Interest income on time deposits	145.8	77.0	89.4%
Fair value gains on financial assets measured at fair value	39.4	1.5	2,493.6%
Interest income on financial investments	0.7	0.0	n.m.
Other	7.0	21.3	(66.7)%
Financial income	819.1	272.4	200.7%

Our financial income increased by 200.7%, or TRY 546.7 million, to TRY 819.1 million in Q1 2024 compared to TRY 272.4 million in Q1 2023. The rise in financial income was mainly driven by the increase in interest income on credit sales and time deposits as a result of higher annual interest rates. The TRY 233.0 million increase in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments due to the higher U.S. dollar/TRY appreciation during Q1 2024 compared to Q1 2023 also contributed to the increase in interest income.

Financial Expenses

	Three months ended March 31,
(in TRY million, unaudited)	2024	2023	y/y %
Commission expenses due to early collection of credit card receivables	(724.7)	(321.2)	125.6%
Interest expenses on purchases	(364.8)	(54.5)	569.4%
Foreign currency exchange losses	(150.7)	(87.6)	72.0%
Interest expenses on bank borrowings and lease liabilities	(99.1)	(61.7)	60.6%
Other	(4.2)	(0.7)	500.0%
Financial expenses	(1,343.5)	(525.7)	155.6%

Our financial expenses increased by 155.6%, or TRY 817.8 million, to TRY 1,343.5 million in Q1 2024 compared to TRY 525.7 million in Q1 2023, primarily attributable to a TRY 403.5 million increase in commission expenses due to early collection of credit card receivables and a TRY 310.3 million increase in interest expenses on purchases as a result of a rise in annual effective interest rates and an increase in purchased goods during Q1 2024, each compared to Q1 2023.

Net Loss for the Period

Net loss for the period was TRY 130.7 million in Q1 2024, down from a net loss of TRY 324.9 million in Q1 2023. This was mainly attributable to TRY 277.1 million improvement in EBITDA and TRY 275.5 million in monetary gain against TRY 271.0 million increase in net financial expenses (net of financial income) and TRY 87.5 million increase in depreciation and amortization.

EBITDA

EBITDA was TRY 289.4 million in Q1 2024 compared to TRY 12.2 million in Q1 2023, corresponding to 0.8% EBITDA as a percentage of GMV in Q1 2024. This corresponded to a 0.7pp improvement in EBITDA as a percentage of GMV in Q1 2024 compared to Q1 2023. This improvement was driven by a 1.2pp rise in Gross Contribution margin and a 0.2pp decline in other operating expenses, net as a percentage of GMV, partially offset by a 0.5pp rise in shipping and packaging expenses and a 0.1pp rise in advertising expenses and a 0.1pp rise in payroll and outsource staff expenses, in each cases a percentage of GMV.

Net Working Capital

Net working capital was negative TRY 6,465.1 million as of March 31, 2024 compared to negative TRY 6,796.3 million as of December 31, 2023. The TRY 331.2 million change in negative net working capital was mainly driven by a TRY 231.3 million increase in trade receivables, a TRY 271.0 million increase in inventories and a TRY 189.5 million decrease in trade payables and payables to merchants; partially offset by a TRY 197.5 million increase in contract liabilities and merchant advances and TRY 128.0 million increase in wallet deposits. The increase in trade receivables was mainly due to a higher BNPL and credit card receivables balance. The increase in inventories was due to longer inventory turnover days as of March 31, 2024 compared to December 31, 2023. The increase in contract liabilities and merchant advances was mainly due to undelivered orders as of March 31, 2024 as a result of high number of orders in the last week of March, while the decrease in trade payables resulted primarily from a shift in the 1P GMV mix towards categories with shorter payment terms.

Cash Flow from Operating Activities

Our net cash provided by operating activities in Q1 2024 at TRY 1,455.7 million comprised a TRY 130.7 million net loss (Q1 2023: net loss of TRY 324.9 million), a negative TRY 443.0 million change in negative net working capital (Q1 2023: negative TRY 1,220.9 million) and a TRY 2,029.5 million change in other items (comprising non-cash items such as provisions and depreciation expenses as well as certain non-operating items such as financial income & expenses, non-operating monetary gains & losses and unrealized foreign exchange differences) (Q1 2023: TRY 1,647.2 million). The change in net working capital is further disclosed in the “Net Working Capital” section.

Net cash provided by operating activities rose by TRY 1,354.3 million to TRY 1,455.7 million in Q1 2024 compared to net cash provided by operating activities in Q1 2023 of TRY 101.5 million. This was mainly due to a strong EBITDA performance of TRY 277.1 million and increase in change in net working capital of TRY 777.8 million.

Free Cash Flow

Our free cash flow increased to TRY 1,029.6 million in Q1 2024 from negative TRY 259.3 million in Q1 2023. The TRY 1,288.9 million improvement was mainly due to the increase in cash flows generated from operating activities offset by TRY 65.4 million increase in capex.

Total Cash and Financial Investments

Total cash and cash equivalents was at TRY 3,562.9 million as of March 31, 2024 compared to TRY 6,328.5 million as of December 31, 2023. The TRY 2,765.6 million decrease was mainly due to higher cash used in financing activities and purchases of financial investments and slower appreciation of the USD/TRY exchange rate against the three-month inflation.

Total financial investments as of March 31, 2024 amounted to TRY 4,402.9 million compared to TRY 1,982.3 million as of December 31, 2023. Our financial investments consist of a financial asset measured at fair value through profit or loss and financial assets carried at amortized costs, including investment funds and Eurobonds.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing as well as for our short-term liquidity needs in the ordinary course of our operations. Our short-term borrowings increased to TRY 313.5 million as of March 31, 2024, from TRY 211.1 million as of December 31, 2023. As of March 31, 2024, supplier and merchant financing loans corresponded to TRY 53.4 million of the short-term bank borrowings compared to TRY 20.4 million as of December 31, 2023. Our long-term borrowings decreased from TRY 3.2 million as of December 31, 2023 to TRY 1.2 million as of March 31, 2024.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Thursday, June 13, 2024 at 4.00 p.m. Istanbul time / 2.00 p.m. London / 9.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada240613.html

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on June 13, 2024.

Replay: Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2024 unless otherwise indicated.)

	31 March 2024 (unaudited)	31 December 2023 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,562,870	6,328,500
Restricted cash	102,642	192,516
Financial investments	4,402,874	1,982,251
Trade receivables	2,962,044	2,730,777
Due from related parties	10,004	10,566
Loan receivables	46,866	-
Inventories	4,833,247	4,562,258
Contract assets	34,036	25,810
Other current assets	891,832	994,510

Total current assets	16,846,415	16,827,188

Non-current assets:
Property and equipment	575,595	578,474
Intangible assets	2,220,409	2,132,803
Right of use assets	629,783	650,712
Loan receivables	10,853	920
Other non-current assets	35,569	38,800

Total non-current assets	3,472,209	3,401,709

Total assets	20,318,624	20,228,897

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	313,479	211,109
Lease liabilities	128,595	177,858
Wallet deposits	344,816	216,794
Trade payables and payables to merchants	11,964,643	12,154,170
Due to related parties	6,690	5,337
Provisions	83,413	94,039
Employee benefit obligations	190,998	333,006
Contract liabilities and merchant advances	1,836,561	1,639,043
Other current liabilities	918,558	870,329

Total current liabilities	15,787,753	15,701,685

Non-current assets:
Bank borrowings	1,151	3,232
Lease liabilities	182,454	140,170
Employee benefit obligations	111,222	119,992
Other non-current liabilities	541,415	463,520

Total non-current liabilities	836,242	726,914

Equity:
Share capital	573,777	573,777
Other capital reserves	758,899	733,805
Share premiums	16,665,088	16,665,088
Treasury shares	(195,427)	(195,427)
Accumulated deficit	(14,107,708)	(13,976,945)

Total equity	3,694,629	3,800,298
Total equity and liabilities	20,318,624	20,228,897

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2024 unless otherwise indicated. Unaudited.)

	Three months ended
	31 March 2024	31 March 2023
	(unaudited)	(unaudited)
Revenues	11,309,633	7,800,470

Operating expenses
Cost of inventory sold	(7,505,589)	(5,426,189)
Shipping and packaging expenses	(1,226,951)	(743,339)
Payroll and outsource staff expenses	(1,197,219)	(824,043)
Advertising expenses	(714,785)	(476,785)
Technology expenses	(130,492)	(100,977)
Depreciation and amortization	(387,182)	(299,726)
Other operating expenses	(306,199)	(260,971)
Other operating income	60,953	44,060

Operating loss	(97,831)	(287,500)

Financial income	819,093	272,288
Financial expenses	(1,343,470)	(525,672)
Monetary gains	491,474	215,966

Loss before income taxes	(130,734)	(324,918)

Taxation on income	-	-

Loss for the period	(130,734)	(324,918)

Basic and diluted income/(loss) per share	(0.40)	(1.00)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial gains/(losses) arising on remeasurement of post-employment benefits	(30)	(23,561)

Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	-

Total comprehensive loss for the period	(130,764)	(348,479)

16

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2024 unless otherwise indicated. Unaudited.)

	1 January – 31 March 2024	1 January – 31 March 2023
	(unaudited)	(unaudited)
Loss before income taxes	(130,734)	(324,918)
Adjustments to reconcile income before income taxes to cash flows from operating activities:	2,029,501	1,647,247
Interest and commission expenses	1,188,599	497,067
Depreciation and amortization	387,182	299,726
Interest income on time deposits	(145,783)	(76,967)
Interest income on financial investments	(657)	-
Interest income on credit sales	(284,188)	(63,585)
Provision for unused vacation liability	34,061	(3,229)
Provision for personnel bonus	138,731	57,627
Provision for legal cases	536	2,444
Provision for doubtful receivables	30,503	12,563
Provision for impairment of trade goods, net	21,201	18,791
Provision for post-employment benefits	15,053	3,267
Provision for share based payment	25,094	38,601
Fair value gains of financial investments	(39,371)	(1,518)
Provision for Turkish Capital Markets Board fee	734	-
Net foreign exchange differences	(236,928)	(110,728)
Monetary gains on provisions	(70,474)	(126,906)
Monetary losses on non-operating activities	965,208	1,100,094
Changes in net working capital
Change in trade payables and payables to merchants	(108,311)	(1,394,014)
Change in inventories	(463,305)	63,986
Change in trade receivables	(215,143)	338,979
Change in contract liabilities and merchant advances	188,629	(145,116)
Change in contract assets	(8,226)	(6,444)
Change in other liabilities	254,150	(80,942)
Change in other assets and receivables	138,983	211,315
Change in due from related parties	561	(320)
Change in due to related parties	1,353	10,784
Post-employment benefits paid	(7,779)	(12,664)
Payments for concluded litigation	(4,993)	(2,078)
Payments for personnel bonus	(217,344)	(202,164)
Payments for unused vacation liabilities	(1,605)	(2,193)
Net cash provided by operating activities	1,455,737	101,458
Investing activities:
Purchases of property and equipment and intangible assets	(429,051)	(362,437)
Proceeds from sale of property and equipment	2,892	1,649
Purchase of financial investments	(5,033,121)	-
Proceeds from sale of financial investments	2,588,076	31,056
Interest received on credit sales	256,884	63,585
Interest income on time deposits and financial investments	141,210	84,968
Net cash used in by investing activities	(2,473,110)	(181,179)
Financing activities:
Proceeds from borrowings	249,703	27,553
Repayment of borrowings	(121,355)	(12,092)
Interest and commission paid	(1,072,612)	(470,449)
Lease payments	(76,362)	(87,487)
Net cash used in financing activities	(1,020,626)	(542,475)

Net decrease in cash and cash equivalents	(2,037,999)	(622,196)

Cash and cash equivalents at 1 January	6,327,538	9,972,250

17

	1 January – 31 March 2024	1 January – 31 March 2023
Effects of inflation on cash and cash equivalents	(757,313)	(1,098,328)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	25,109	121,678
Cash and cash equivalents at 31 March	3,557,335	8,373,404

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit (net income) as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

18

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net loss for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2024. Unaudited.

	Three months ended March 31,
	2024	2023
Net loss for the period	(130.7)	(324.9)
Taxation on income	-	-
Financial income	819.1	272.3
Financial expenses	(1,343.5)	(525.7)
Depreciation and amortization	(387.2)	(299.7)
Monetary gains	491.5	216.0
EBITDA	289.4	12.2

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

19

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2024. Unaudited.

	Three months ended March 31,
	2024	2023
Revenue	11,309.6	7,800.5
Cost of inventory sold	(7,505.6)	(5,426.2)
Gross Contribution	3,804.0	2,374.3

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29 as well as our year on year GMV growth and profitability guidance.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY). Unaudited.

	Three months ended March 31,
	2024	2023
Revenue	11,309.6	7,800.5
Reversal of IAS 29 adjustment	397.0	3,267.0
IAS 29-Unadjusted Revenue	10,912.6	4,533.5

20

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY). Unaudited.

	Three months ended March 31,
	2024	2023
Revenue	11,309.6	7,800.5
Cost of inventory sold	(7,505.6)	(5,426.2)
Gross Contribution	3,804.0	2,374.3
Reversal of IAS 29 adjustment	(421.0)	822.7
IAS 29 - Unadjusted Gross Contribution	4,225.0	1,551.6

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to net loss for the periods presented.

Amounts expressed in millions of Turkish lira (TRY). Unaudited.

	Three months ended
	31 March 2024	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 March 2024	31 March 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 March 2023
Net income/ (loss) for the period	(130.7)	(234.1)	103.4	(324.9)	(244.8)	(80.1)
Taxation on income	-	-	-	-	-	-
Financial income	819.1	31.6	787.5	272.3	113.5	158.8
Financial expenses	(1,343.5)	(15.5)	(1,328.0)	(525.7)	(215.2)	(310.5)
Depreciation and amortization	(387.2)	(195.8)	(191.4)	(299.7)	(195.4)	(104.3)
Monetary gains	491.5	491.5	0.0	216.0	216.0	0.0
IAS 29-Unadjusted EBITDA	289.4	(545.9)	835.3	12.2	(163.7)	175.9

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by in operating activities for the periods presented.

21

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2024. Unaudited.

	Three months ended March 31,
	2024	2023
Net cash provided by operating activities	1,455.7	101.5
Capital expenditures	(429.1)	(362.4)
Proceeds from the sale of property and equipment	3.0	1.6
Free Cash Flow	1,029.6	(259.3)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021.  As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2024. Unaudited.

	As of March 31, 2024	As of December 31, 2023
Current assets	16,846.4	16,827.2
Cash and cash equivalents	(3,562.9)	(6,328.5)
Financial investments	(4,402.9)	(1,982.3)
Current liabilities	(15,787.8)	(15,701.7)
Bank borrowings, current	313.5	211.1
Lease liabilities, current	128.6	177.9
Net Working Capital	(6,465.1)	(6,796.3)

22

BREAKDOWN OF THE COMPARATIVE FIGURES RESTATED BY INFLATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 March 2024.)

	Restatement Method	Unaudited Unadjusted 31 March 2024	IAS 29 Adjustment	Unaudited Adjusted 31 March 2024	Unaudited Unadjusted 31 Dec 2023	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2023
ASSETS
Current assets:
Cash and cash equivalents	1	3,562,870	-	3,562,870	5,500,000	828,500	6,328,500
Restricted cash	1	102,642	-	102,642	167,312	25,204	192,516
Financial investments	1	4,402,874	-	4,402,874	1,722,744	259,507	1,982,251
Trade receivables	1	2,962,044	-	2,962,044	2,373,275	357,502	2,730,777
Due from related parties	1	10,004	-	10,004	9,182	1,384	10,566
Loan receivables	1	46,866	-	46,866	-	-	-
Inventories	2	4,626,765	206,482	4,833,247	3,795,869	766,389	4,562,258
Contract assets	1	34,036	-	34,036	22,431	3,379	25,810
Other current assets	3	825,628	66,204	891,832	828,078	166,432	994,510
Total current assets		16,573,729	272,686	16,846,415	14,418,891	2,408,297	16,827,188
Non-current assets:
Property and equipment	2	288,872	286,723	575,595	256,788	321,686	578,474
Intangible assets	2	1,402,204	818,205	2,220,409	1,220,910	911,893	2,132,803
Right of use assets	2	325,198	304,585	629,783	290,952	359,760	650,712
Loan receivables	1	10,853	-	10,853	799	121	920
Other non-current assets	3	22,440	13,129	35,569	22,706	16,094	38,800
Total non-current assets		2,049,567	1,422,642	3,472,209	1,792,155	1,609,554	3,401,709
Total assets		18,623,296	1,695,328	20,318,624	16,211,046	4,017,851	20,228,897
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1	313,479	-	313,479	183,472	27,637	211,109
Lease liabilities	1	128,595	-	128,595	154,573	23,285	177,858
Wallet deposits	1	344,816	-	344,816	188,412	28,382	216,794
Trade payables and payables to merchants	1	11,964,643	-	11,964,643	10,562,999	1,591,171	12,154,170
Due to related parties	1	6,690	-	6,690	4,638	699	5,337
Provisions	1	83,413	-	83,413	81,728	12,311	94,039
Employee benefit obligations	1	190,998	-	190,998	289,410	43,596	333,006
Contract liabilities and merchant advances	1	1,836,561	-	1,836,561	1,424,467	214,576	1,639,043
Other current liabilities	3	838,223	80,335	918,558	698,322	172,007	870,329
Total current liabilities		15,707,418	80,335	15,787,753	13,588,021	2,113,664	15,701,685
Non-current liabilities:
Bank borrowings	1	1,151	-	1,151	2,809	423	3,232
Lease liabilities	1	182,454	-	182,454	121,820	18,350	140,170
Employee benefit obligations	1	111,222	-	111,222	104,284	15,708	119,992
Other non-current liabilities	2	330,964	210,451	541,415	231,270	232,250	463,520
Total non-current liabilities		625,791	210,451	836,242	460,183	266,731	726,914
Equity:
Share capital	4	65,200	508,577	573,777	65,200	508,577	573,777
Treasury shares	4	(159,770)	(35,657)	(195,427)	(159,770)	893,575	733,805
Other capital reserves	4	321,592	437,307	758,899	297,799	16,367,289	16,665,088
Share premiums	4	4,260,737	12,404,351	16,665,088	4,260,737	(4,456,164)	(195,427)
Accumulated deficit	5	(2,197,672)	(11,910,036)	(14,107,708)	(2,301,124)	(11,675,821)	(13,976,945)
Total equity		2,290,087	1,404,542	3,694,629	2,162,842	1,637,456	3,800,298
Total equity and liabilities		18,623,296	1,695,328	20,318,624	16,211,046	4,017,851	20,228,897

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 March 2024. Unaudited.)

		Three Months Ended
	Restatement Method	Unaudited Unadjusted 31 March 2024	IAS 29 Adjustment	Unaudited Adjusted 31 March 2024	Unaudited Unadjusted 31 March 2023	IAS 29 Adjustment	Unaudited Adjusted 31 March 2023
Sale of goods (1P)	6	7,529,770	285,800	7,815,570	3,302,687	2,373,704	5,676,391
Marketplace revenue (3P)	6	1,421,473	48,977	1,470,450	647,127	470,115	1,117,242
Delivery service revenue	6	1,550,021	52,272	1,602,293	476,113	345,825	821,938
Other	6	411,317	10,003	421,320	107,609	77,290	184,899
Revenues		10,912,581	397,052	11,309,633	4,533,536	3,266,934	7,800,470

Operating expenses
Cost of inventory sold	7	(6,687,586)	(818,003)	(7,505,589)	(2,981,920)	(2,444,269)	(5,426,189)
Shipping and packaging expenses	6	(1,188,150)	(38,801)	(1,226,951)	(431,267)	(312,072)	(743,339)
Payroll and outsource staff expenses	6	(1,151,995)	(45,224)	(1,197,219)	(480,039)	(344,004)	(824,043)
Advertising expenses	6	(680,441)	(34,344)	(714,785)	(277,292)	(199,493)	(476,785)
Technology expenses	9	(115,467)	(15,025)	(130,492)	(58,442)	(42,535)	(100,977)
Depreciation and amortization	8	(191,398)	(195,784)	(387,182)	(104,225)	(195,501)	(299,726)
Other operating expenses	9	(291,871)	(14,328)	(306,199)	(150,605)	(110,366)	(260,971)
Other operating income	9	38,198	22,755	60,953	21,893	22,167	44,060

Operating Income/(loss)		643,871	(741,702)	(97,831)	71,639	(359,139)	(287,500)

Financial income	6	787,510	31,583	819,093	158,780	113,508	272,288
Financial expenses	6	(1,328,008)	(15,462)	(1,343,470)	(310,494)	(215,178)	(525,672)
Monetary gains	10	-	491,474	491,474	-	215,966	215,966

Income/(Loss) before income taxes		103,373	(234,107)	(130,734)	(80,075)	(244,843)	(324,918)

Taxation on income	-	-	-	-	-	-	-

Income/(Loss) for the period		103,373	(234,107)	(130,734)	(80,075)	(244,843)	(324,918)

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 March 2024. Unaudited.)

	Unaudited		Unaudited	Unaudited		Unaudited
	Unadjusted		Adjusted	Unadjusted		Adjusted
	1 Jan- 31 March 2024	IAS 29 adjustment	1 Jan- 31 March 2024	1 Jan- 31 March 2023	IAS 29 adjustment	1 Jan- 31 March 2023
Income/(loss) before income taxes	103,373	(234,107)	(130,734)	(80,075)	(244,843)	(324,918)
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:	887,669	1,141,832	2,029,501	300,830	1,346,417	1,647,247
Interest and commission expenses	1,177,130	11,469	1,188,599	288,340	208,727	497,067
Depreciation and amortization	191,398	195,784	387,182	104,225	195,501	299,726
Interest income on time deposits	(141,225)	(4,558)	(145,783)	(44,609)	(32,358)	(76,967)
Interest income on credit sales	(273,733)	(10,455)	(284,188)	(36,898)	(26,687)	(63,585)
Interest income on financial investment	(633)	(24)	(657)	-	-	-
Provision for unused vacation liability	32,856	1,205	34,061	(1,868)	(1,361)	(3,229)
Provision for personnel bonus	71,839	66,892	138,731	33,335	24,292	57,627
Provision for legal cases	517	19	536	1,414	1,030	2,444
Provision for doubtful receivables	29,425	1,078	30,503	7,267	5,296	12,563
Provision for impairment of trade goods, net	26,477	(5,276)	21,201	(8,603)	27,394	18,791
Provision for post-employment benefits	14,521	532	15,053	1,890	1,377	3,267
Provision for share based payment	23,793	1,301	25,094	22,034	16,567	38,601
Fair value gains of financial investments	(38,454)	(917)	(39,371)	(875)	(643)	(1,518)
Provision for Turkish Capital Markets Board fee	709	25	734	-	-	-
Net foreign exchange differences	(226,951)	(9,977)	(236,928)	(64,822)	(45,906)	(110,728)
Monetary gains on provisions	-	(70,474)	(70,474)	-	(126,906)	(126,906)
Monetary losses on non-operating activities	-	965,208	965,208	-	1,100,094	1,100,094
Changes in net working capital
Change in trade payables and payables to merchants	1,480,370	(1,588,681)	(108,311)	(90,242)	(1,303,772)	(1,394,014)
Change in inventories	(1,048,651)	585,346	(463,305)	(156,688)	220,674	63,986
Change in trade receivables	(583,280)	368,137	(215,143)	114,588	224,391	338,979
Change in contract liabilities and merchant advances	403,520	(214,891)	188,629	(6,167)	(138,949)	(145,116)
Change in contract assets	(11,605)	3,379	(8,226)	(5,746)	(698)	(6,444)
Change in other liabilities	396,029	(141,879)	254,150	54,058	(135,000)	(80,942)
Change in other assets and receivables	10,467	128,516	138,983	43,727	167,588	211,315
Change in due from related parties	(822)	1,383	561	(405)	85	(320)
Change in due to related parties	2,051	(698)	1,353	7,098	3,686	10,784
Post-employment benefits paid	(7,504)	(275)	(7,779)	(7,326)	(5,338)	(12,664)
Payments for concluded litigation	(4,817)	(176)	(4,993)	(1,202)	(876)	(2,078)
Payments for personnel bonus	(201,552)	(15,792)	(217,344)	(119,982)	(82,182)	(202,164)
Payments for unused vacation liabilities	(1,555)	(50)	(1,605)	(1,272)	(921)	(2,193)
Collections of doubtful receivables	-	-	-	219	(219)	-
Net cash provided by operating activities	1,423,693	32,044	1,455,737	51,415	50,043	101,458
Investing activities:
Purchases of property and equipment and intangible assets	(355,729)	(73,322)	(429,051)	(202,620)	(159,817)	(362,437)
Proceeds from sale of property and equipment	907	1,985	2,892	423	1,226	1,649
Purchase of financial investments	(4,907,474)	(125,647)	(5,033,121)	-	-	-
Proceeds from sale of financial investments	2,477,905	110,171	2,588,076	18,431	12,625	31,056
Interest received on time deposits and financial investments	136,526	4,684	141,210	48,580	36,388	84,968
Interest received on credit sales	247,394	9,490	256,884	36,898	26,687	63,585
Net cash used in investing activities	(2,400,471)	(72,639)	(2,473,110)	(98,288)	(82,891)	(181,179)
Financing activities:
Proceeds from borrowings	240,873	8,830	249,703	15,938	11,615	27,553
Repayment of borrowings	(117,063)	(4,292)	(121,355)	(6,995)	(5,097)	(12,092)
Interest and commission paid	(1,035,951)	(36,661)	(1,072,612)	(272,906)	(197,543)	(470,449)
Lease payments	(73,662)	(2,700)	(76,362)	(50,607)	(36,880)	(87,487)
Net cash used in financing activities	(985,803)	(34,823)	(1,020,626)	(314,570)	(227,905)	(542,475)
Net decrease in cash and cash equivalents	(1,962,581)	(75,418)	(2,037,999)	(361,443)	(260,753)	(622,196)
Cash and cash equivalents at 1 January	5,499,165	828,373	6,327,538	5,259,801	4,712,449	9,972,250
Effects of inflation on cash and cash equivalents	-	(757,313)	(757,313)	-	(1,098,328)	(1,098,328)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	20,751	4,358	25,109	71,158	50,520	121,678
Cash and cash equivalents at 31 March	3,557,335	-	3,557,335	4,969,516	3,403,888	8,373,404

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Restatement Methods for Consolidated Balance Sheets

(1) Monetary items do not need to be restated, because they represent money held, to be received or to be paid. Monetary items are therefore already expressed in current purchasing power at the reporting date.

(2) Non-monetary assets and liabilities are restated in terms of the measuring unit current at the end of the reporting period. We used the increase in the general price index from the transaction date when they were first recognized to the end of the reporting period.

(3) Other current assets and other current liabilities consist of monetary and non-monetary items.

(4) The components of shareholders’ equity, excluding retained earnings, are restated by applying a general price index from the dates on which the items were contributed or otherwise arose.

(5) Retained earnings are restated for the balancing figure derived from the other amounts in the restated opening balance sheet.

Restatement Methods for Consolidated Statements of Comprehensive Loss

(6) All items except cost of inventory sold, depreciation and amortization expenses and monetary gains or losses in the consolidated statement of comprehensive loss for the current year are restated by applying the change in the general price index from the dates when the items of income and expense were originally recorded.

(7) Cost of inventory sold is restated by using restated inventories balance.

(8) Depreciation and amortization expenses is restated by using restated property and equipment, intangible assets and right of use assets balances.

(9) Technology expenses, other operating expenses and income includes prepaid expenses and deferred income which are considered as non-monetary items and restated by using restated balances of those items.

(10) The monetary gains or losses is calculated as the difference between the historical cost amounts and the result from the restatement of non-monetary items, shareholders’ equity, items in the consolidated statement of comprehensive loss. The monetary gain or loss is reported as a separate item in the restated consolidated statement of comprehensive loss.

Restatement Methods for Consolidated Statements of Cash Flows

All items in the consolidated statements of cash flows are expressed in a measuring unit current at the balance sheet date; they are therefore restated by applying the relevant conversion factors from the date on which the transaction originated.

Net income / loss before tax is adjusted for the monetary gain or loss for the period.

The monetary loss on cash and cash equivalents is presented separately.

Inflation effect on non-operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of cash and cash equivalents, borrowings and financial investments.

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Inflation effect on operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of provisions and considered as a reconciling item in the cash flow statement, as this is a non-cash item not shown as a change in working capital.

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customer are users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations; and

•	Digital products are non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers, and the first monthly payment of Hepsiburada Premium membership subscription.

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DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 64 million members with over 248 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with approximately 102 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 53 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

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Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflict in Ukraine; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the rising inflationary environment and/or (vi) currency devaluation; (d) the anticipated launch of new initiatives, businesses or any other strategic projects and partnerships; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (f) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (g) our liquidity, substantial indebtedness, and ability to obtain additional financing; (h) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (i) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (j) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; and (k) regulatory changes in the e-commerce law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “seek,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2023 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted Revenue, EBITDA, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited quarterly financial information as of and for the three months ended March 31, 2024, for the three months ended March 31, 2023 and as of and for the year ended December 31, 2023. The quarterly and yearly financial information has not been audited or reviewed by the Company’s auditors. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS and pursuant to the regulations of the SEC.

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